UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Amendment No. __)*
UNDER THE SECURITIES EXCHANGE ACT OF 1934

P10, Inc.
(Name of Issuer)
Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)
69376K106
(CUSIP Number)
December 13, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69376K106

1	NAMES OF REPORTING PERSONS
The Conversant Opportunity Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,333,340

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,333,340

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,333,340

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.	69376K106

1	NAMES OF REPORTING PERSONS
Conversant GP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,333,340

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,333,340

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,333,340

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	69376K106

1	NAMES OF REPORTING PERSONS
Conversant Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,333,340

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,333,340

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,333,340

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

CUSIP No.	69376K106

1	NAMES OF REPORTING PERSONS
Michael Simanovsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,333,340

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,333,340

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,333,340

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1(a)	Name of Issuer

The name of the issuer is P10, Inc. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at 4514 Cole Ave., Suite 1600, Dallas, TX 75205.

Item 2(a)	Name of Person Filing

This statement is filed by:

(i)	The Conversant Opportunity Master Fund LP, a Cayman Islands exempted limited partnership (“Opportunity Master”);

(ii)	Conversant GP Holdings LLC, a Delaware limited liability company (“Conversant GP”), which serves as the general partner of Opportunity Master;

(iii)	Conversant Capital LLC, a Delaware limited liability company (“Conversant Capital”), which serves as the investment manager to Opportunity Master; and

(iv)	Michael Simanovsky, an individual, who serves as sole managing member of Conversant GP and Conversant Capital.

Opportunity Master, Conversant GP, Conversant Capital, and Mr. Simanovsky are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1), not as members of a group.

Item 2(b)	Address of Principal Business Office or, if None, Residence

The principal business address for each of the Reporting Persons is 25 Deforest Ave., Summit, NJ 07901.

Item 2(c)	Citizenship

Opportunity Master is organized under the laws of the Cayman Islands.  Conversant GP and Conversant Capital are organized under the laws of the State of Delaware.  Mr. Simanovsky is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities

Class A Common Stock, $0.001 par value per share (“Class A Common Stock”).

Item 2(e)	CUSIP No.

The CUSIP number for the Class A Common Stock is 69376K106.

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Item 4.	Not Applicable. Ownership

The information in Items 5 through 9 and Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

The percentages used herein are calculated based upon 23,000,000 shares of Class A Common Stock reported to be outstanding on November 22, 2021 in the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 22, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

The information in Items 2 and 4 is hereby incorporated by reference.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2021

CONVERSANT OPPORTUNITY MASTER FUND LP

By:	Conversant GP Holdings LLC /s/ Michael Simanovsky
	Name:	Michael Simanovsky
	Title:	Managing Member

CONVERSANT GP HOLDINGS LLC

By:	/s/ Michael Simanovsky
	Name:	Michael Simanovsky
	Title:	Managing Member

CONVERSANT CAPITAL LLC

By:	/s/ Michael Simanovsky
	Name:	Michael Simanovsky
	Title:	Managing Member

MICHAEL SIMANOVSKY
/s/ Michael Simanovsky

Exhibit 99.1
JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G in respect of the Class A Common Stock of Bridge Investment Group Holdings Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
EXECUTED December 23, 2021
CONVERSANT OPPORTUNITY MASTER FUND LP

By:	Conversant GP Holdings LLC /s/ Michael Simanovsky
	Name:	Michael Simanovsky
	Title:	Managing Member

CONVERSANT GP HOLDINGS LLC

By:	/s/ Michael Simanovsky
	Name:	Michael Simanovsky
	Title:	Managing Member

CONVERSANT CAPITAL LLC

By:	/s/ Michael Simanovsky
	Name:	Michael Simanovsky
	Title:	Managing Member

MICHAEL SIMANOVSKY
/s/ Michael Simanovsky